EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE U.S.

December 5, 2006

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

EMGOLD REVISES TERMS OF PRIVATE PLACEMENT

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) announces that it has revised the terms of its previously announced (see November 17, 2006, news release) private placement financing.

The Company will issue up to 16 million units (the “Units”) at a price of $0.26 per Unit.  Each Unit will comprise one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share for a period of 24 months from closing, at an exercise of $0.40 per share.

Additionally, Emgold is offering up to 2,250,000 units (the “FT Units”) at a price of $0.38 per FT Unit.  Each FT Unit will comprise one flow-through common share and one-half of one non-flow-through (“NFT”) share purchase warrant.  Each whole NFT share purchase warrant will entitle the holder to purchase one additional share of Emgold for a period of 24 months from closing, at an exercise price of $0.50.

The Company will pay cash commission/finders fees equal to 8% of the aggregate gross proceeds of the Offering and will issue compensation options exercisable to acquire that number of units that is equal to 8% of the total number of units sold in the offering, at an exercise price of  $0.26 per unit.

All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of closing.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The non-flow through proceeds of the Offering will be used to advance permitting on the Company’s Idaho Maryland gold project and for working capital.

Emgold also wishes to announce that its Board of Directors has approved a plan for restructuring Emgold’s interest in Golden Bear Ceramics Company (“Golden Bear”) in order to facilitate the effective development of both Emgold’s mineral interests and Golden Bear’s recycling, stone and ceramics business.  The restructuring will accomplish the separation of all Golden Bear operations from those of Emgold, and allow for additional financing to be raised specifically by each company without further dilution of share holdings in the other.

With the restructuring, Emgold will continue to focus on permitting and development of its Idaho Maryland property in Grass Valley, California.  Emgold will also pursue exploration of its mineral property interests in British Columbia and the possible acquisition of additional prospects of merit.  Independent of Emgold, Golden Bear will continue to focus on the financing, development and commercialization of the proprietary Ceramext ™ technology, for which it holds exclusive world-wide rights.  Emgold will retain the ability to utilize the Ceramext™ technology to recycle tailings and development rock from its Idaho Maryland Mine, under a contractual arrangement with Golden Bear, and will also retain an initial 20% shareholding in Golden Bear, which will be subject to dilution as additional financing is obtained by Golden Bear.

To date, Emgold has provided approximately $6.56 million U.S. to finance development of the Ceramext™ technology, which aims to convert mine tailings, mine development rock, waste clays, coal fly ash and other mineral waste materials into high quality stone and ceramic products.  These products include floor, wall and roof tiles, bricks, pavers and other high strength architectural/structural members.  The process has now been proven at the pilot plant stage and the plant in Grass Valley has completed four months of operation 24 hours per day, producing 10” x 10” stone tile for a showcase installation in California, from 100% aggregate quarry fines, an industrial waste by-product.  Batch runs have been, and are being, made to demonstrate application of the process to approximately 50 other industrial wastes.  The resulting product meets and exceeds the characteristics of the best porcelain materials available in the market today.  Golden Bear will require substantial additional financing for further product testing and development, showcase installations and on-going market research and development, and is currently preparing a business plan, separate from Emgold which will outline the future business opportunities, the economics and the path forward.  This plan will also be used to facilitate financing of initial capital projects and initial working capital.  Such additional financing will be the responsibility Golden Bear directly rather than Emgold.

Emgold will transfer 80% of its shares of Golden Bear to a newly incorporated subsidiary company (“Newco”) in consideration for Newco’s commitment to reimburse Emgold in respect of the funding provided to date to Golden Bear.  Emgold’s shares in Golden Bear will be secured by a promissory note of Newco and a pledge of Newco’s Golden Bear shares.  The note will be structured in a manner that will allow Newco to obtain required working capital and additional debt or equity financing prior to any repayment of principal.  Initially, management of Newco will be provided by the present management team of Golden Bear.  It is anticipated that additional financing may be accompanied by changes in the management and Board of Directors of Newco.

Bill Witte, President and CEO of both Emgold and Golden Bear commented on the restructuring plan as follows:

 “We are very excited at the potential for development of Golden Bear, either as a private or a public company, by taking advantage of financing opportunities available for its environmentally friendly stone and ceramics business.  At the same time, we believe it is now in the best interests of Emgold and its shareholders to carry on with the business of mineral exploration and development, unencumbered by any ongoing obligations to Golden Bear.  The proposed restructuring plan will compensate Emgold for its initial investment in developing the Ceramext™ technology, and by retaining a minority equity interest in Golden Bear Emgold shareholders will also have the ability to benefit from Golden Bear’s future success.”

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.